FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



PROCESSED

MAR 18 2002

**THOMSON
FINANCIAL**

CORUS GROUP plc
(Translation of Registrant's Name Into English)

**30 Millbank
London SW1P 4WY England**
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the registrant by furnishing the
information contained in this form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its
behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 7 February 2002   By

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

CORUS GROUP plc
(Translation of Registrant's Name Into English)

15 Great Marlborough Street
London W1F 7AS England
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the
information contained in this form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act 1934.

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82 - _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its
behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: 7 February 2002   **By**   Theresa Robinson

Name: Mrs T Robinson
Title: Group Secretariat Co-ordinator

7 February 2002

CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received a notification from The Capital
Group Companies, Inc. on behalf of its affiliates, including Capital
Guardian Trust Company, Capital International Limited, Capital
International S.A., Capital International, Inc. and Capital Research
and Management Company ("the Companies"), pursuant to Section 198 of
the Companies Act 1985 (the "Act").

On 5 February 2002 The Capital Group Companies, Inc. was interested
for the purposes of the Act in 274,713,415 ordinary shares of 50p
each representing 8.79% of Corus Group plc's issued capital.

These holdings form part of funds managed on behalf of investment
clients by the Companies.
END